Broadcom Inc. – List of Significant Subsidiaries
As of November 1, 2020

Name of Subsidiary	Country of Incorporation
Avago Technologies International Sales Pte. Limited	Singapore
Avago Technologies Wireless (U.S.A.) Manufacturing LLC	Delaware (U.S.A.)
Broadcom Bermuda Ltd.	Bermuda
Broadcom Corporation	California (U.S.A.)
Broadcom International Limited	Cayman Islands
Broadcom International Pte. Ltd.	Singapore
Broadcom Technologies, Inc.	Delaware (U.S.A.)
CA, Inc.	Delaware (U.S.A.)
CA Europe Sárl	Switzerland
LSI Corporation	Delaware (U.S.A.)